EXHIBIT 99.6

PRESS RELEASE

Convening of the Annual Shareholders’ Meeting

of May 25, 2022

Paris, March 17, 2022 - The Board of Directors of TotalEnergies SE met on March 16, 2022, under the chairmanship of Patrick Pouyanné, Chairman and Chief Executive Officer. The Board decided to convene the Ordinary and Extraordinary Shareholders’ Meeting of TotalEnergies SE on Wednesday, May 25, 2022. The legal notice of the meeting will be published soon in the BALO (Bulletin des Annonces Légales et Obligatoires), and will be available on TotalEnergies’ website.

The Board of Directors also approved the documents to be submitted to the Shareholders' Meeting, including the Management Report on the position of the Company. This Report by the Board of the Directors is part of the 2021 Universal Registration Document of TotalEnergies SE that will be published soon on its website.

On the proposal of the Governance and Ethics Committee chaired by Marie-Christine Coisne-Roquette, Lead Independent Director, the Board of Directors decided to propose to the Shareholders’ Meeting the renewal for a period of three years of the directorships of Mrs. Lise Croteau, Mrs. Maria van der Hoeven and Mr. Jean Lemierre, whose terms of office will expire at the end of the Shareholders’ Meeting. The appointment of a new director representing employee shareholders, replacing Valérie Della Puppa Tibi, whose term of office is also expiring, will also be submitted to the vote at the Shareholders’ Meeting. The Board thanked Valérie Della Puppa Tibi for her active contribution to the work of the Board.

In addition, the Board of Directors will propose to the next Annual Shareholders’ Meeting the appointment of PricewaterhouseCoopers Audit as statutory auditor for a term of six financial years, replacing KPMG, whose term expires on this date and cannot be renewed pursuant to law, and the renewal for a period of six financial years of Ernst and Young’s term as statutory auditor.

In accordance with the resolution approved by the shareholders in May 2021, on TotalEnergies' ambition with respect to sustainable development and the energy transition towards carbon neutrality, the Board of Directors undertook to report to the annual Shareholders’ Meeting of May 25, 2022, on the progress made in implementing this ambition. In this respect, the Board of Directors approved the Sustainability & Climate – 2022 Progress Report, which will be published on March 24, 2022, and submitted to an advisory vote at the Shareholders’ Meeting on May 25, 2022. The report sets out the implementation of the strategy and the progress made in 2021 with regard to the 2030 objectives, and completes TotalEnergies’ ambition, particularly setting targets for reducing methane emissions by 2030 and scope 3 worldwide oil emissions by 2030, and a description of what the Company's activities would look like in 2050, achieving carbon neutrality, together with society. This report also explains how TotalEnergies considers the International Energy Agency's Net Zero scenario in its energy transition ambition towards carbon neutrality. The report will be published and presented on March 24, 2022 at the Strategy, Sustainability & Climate meeting with investors.

The Board of Directors will submit to the Shareholders’ Meeting for approval resolutions on the compensation of its corporate executive officers, and various financial resolutions.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).